The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED AUGUST 11, 2006

P R O S P E C T U S  S U P P L E M E N T
---------------------------------------
(TO PROSPECTUS DATED MAY 23, 2006)

                               25,000,000 SHARES

                               [GRAPHIC OMITTED]

                        ANNALY CAPITAL MANAGEMENT, INC.

                                  COMMON STOCK

                                 --------------

     We are offering 25,000,000 shares of our common stock to be sold in this offering. We expect to receive approximately $317.25 million in aggregate gross proceeds plus up to approximately $47.59 million in additional aggregate gross proceeds if the underwriters' overallotment is exercised in full based on the last reported sales price of our common stock on August 10, 2006 which was
$12.69 per share.

     Our common stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See "Description of Common Stock and Preferred Stock" on
page 4 of the accompanying prospectus.

     Our common stock is listed on the New York Stock Exchange under the symbol
"NLY."

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED UNDER THE
CAPTION "RISK FACTORS" BEGINNING ON PAGE S-9, UNDER THE CAPTION "RISK FACTORS"
INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER
31, 2005, WHICH IS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS,
AND UNDER THE CAPTION "RISK FACTORS" INCLUDED IN OUR QUARTERLY REPORTS ON FORM
10-Q FOR SUBSEQUENT FISCAL QUARTERS, WHICH ARE INCORPORATED BY REFERENCE IN THE
ACCOMPANYING PROSPECTUS.
                                --------------

                                                    PER SHARE     TOTAL
                                                   -----------   ------
     Public offering price .....................        $           $
     Underwriting discount .....................        $           $
     Proceeds, before expenses, to us ..........        $           $

     We have granted the underwriters the option to purchase within 30 days from the date of this prospectus supplement up to an additional 3,750,000 shares of common stock at the public offering price per share, less discounts and commissions, to cover overallotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about    , 2006.

                                --------------
MERRILL LYNCH & CO.
        CITIGROUP
             UBS INVESTMENT BANK
                   BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                                        KEEFE, BRUYETTE & WOODS
                                                            RBC CAPITAL MARKETS
                                --------------
             The date of this prospectus supplement is      , 2006.

                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE
NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH
DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OF INCONSISTENT
INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE OFFERING TO SELL, AND SEEKING
OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND
SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS INFORMATION WE
PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY
REFERENCE, IS ONLY ACCURATE AS OF THEIR RESPECTIVE DATES. OUR BUSINESS,
FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE
THOSE DATES.

                                        i

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus supplement, and certain statements contained in our future filings with the Securities and Exchange
Commission (or the SEC or the Commission), in our press releases or in our other public or stockholder communications may not be based on historical facts and are "forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995. Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate,"
"continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to:

      o     changes in interest rates;

      o     changes in the yield curve;

      o     changes in prepayment rates;

      o     the availability of mortgage-backed securities for purchase;

      o     the availability of financing;

      o     changes in the market value of our assets;

      o     changes in business conditions and the general economy;

      o     risks associated with the investment advisory business of our wholly owned subsidiary, Fixed Income Discount Advisory Company (or FIDAC),
            including:

            -   the removal by FIDAC's clients of assets FIDAC manages;

            -   FIDAC's regulatory requirements; and

            -   competition in the investment advisory business;

      o     changes in government regulations affecting our business; and

      o     our ability to maintain our qualification as a REIT for federal income tax purposes.

      For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see the risks set forth under the caption "Risk Factors" in this prospectus supplement, under the caption "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in the accompanying prospectus, and the risks set forth under the caption "Risk
Factors" included in our Quarterly Reports on Form 10-Q for subsequent fiscal quarters, which are incorporated by reference in the accompanying prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                                       ii

                          PROSPECTUS SUPPLEMENT SUMMARY

      The following summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you.
Before making a decision to invest in our common stock, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the risks set forth under the caption "Risk Factors" in this prospectus supplement, under the caption "Risk Factors" included in our Annual
Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in the accompanying prospectus, and the risks set forth under the caption "Risk Factors" included in our Quarterly Reports on Form
10-Q for subsequent fiscal quarters, which are incorporated by reference in the accompanying prospectus, and the information set forth under the caption "Where
You Can Find More Information" on page 31 of the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. All references to "we," "our" and
"us" in this prospectus supplement mean Annaly Capital Management, Inc.(formerly known as Annaly Mortgage Management, Inc.) and all entities owned or controlled by us except where it is made clear that the term means only the parent company.
The term "you" refers to a prospective investor. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters'
overallotment option is not exercised.

                                   THE COMPANY

      We own, manage, and finance a portfolio of investment securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs), agency callable debentures, and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our investment securities and the cost of borrowings to finance our acquisition of investment securities, and from dividends we receive from FIDAC. We are a Maryland corporation that commenced operations on February 18, 1997. We are self-advised and self-managed. We acquired FIDAC on June 4, 2004. FIDAC is a registered investment advisor.

      We have financed our purchases of investment securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates. We have elected and believe that we are organized and have operated in a manner that qualifies us to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code of 1986, as amended (or the Code). If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that is distributed to our stockholders. Therefore, substantially all of our assets, other than FIDAC, our taxable REIT subsidiary, consist of qualified REIT real estate assets (of the type described in Section
856(c)(5)(B) of the Code). We have financed our purchases of investment securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates.

                                     ASSETS

      Under our capital investment policy, at least 75% of our total assets must be comprised of high-quality mortgage-backed securities and short-term investments. High quality securities means securities that (1) are rated within one of the two highest rating categories by at least one of the nationally recognized rating agencies, (2) are unrated but are guaranteed by the United
States government or an agency of the United States government, or (3) are unrated but we determine them to be of comparable quality to rated high-quality mortgage-backed securities.

      The remainder of our assets, comprising not more than 25% of our total assets, may consist of other qualified REIT real estate assets that are unrated or rated less than high quality, but which are at least "investment grade"
(rated "BBB" or better by Standard & Poor's Rating Services, a division of The
McGraw Hill Companies, Inc. (or S&P) or the equivalent by another nationally recognized rating agency) or, if not rated, we determine them to be of comparable credit quality to an investment which is rated "BBB" or better. In addition, we may directly or indirectly invest part of this remaining 25% of our assets in other types of securities, including without limitation, unrated debt, equity or derivative securities, to the extent consistent with our REIT qualification requirements.

                                       S-1

      We may acquire mortgage-backed securities backed by single-family residential mortgage loans as well as securities backed by loans on multi-family, commercial or other real estate-related properties. To date, all of the mortgage-backed securities that we have acquired have been backed by single-family residential mortgage loans.

      To date, substantially all of the mortgage-backed securities that we have acquired have been agency mortgage-backed securities that, although not rated, carry an implied "AAA" rating. Agency mortgage-backed securities are mortgage-backed securities for which a government agency or federally chartered corporation, such as the Federal Home Loan Mortgage Corporation (or FHLMC or
Freddie Mac), the Federal National Mortgage Association (or FNMA or Fannie Mae),
or the Government National Mortgage Association (or GNMA or Ginnie Mae),
guarantees payments of principal or interest on the securities. Agency mortgage-backed securities consist of agency pass-through certificates and CMOs issued or guaranteed by an agency. Pass-through certificates provide for a pass-through of the monthly interest and principal payments made by the borrowers on the underlying mortgage loans. CMOs divide a pool of mortgage loans into multiple tranches with different principal and interest payment characteristics.

      At June 30, 2006, approximately 24% of our investment securities were adjustable-rate pass-through certificates, approximately 67% of our investment securities were fixed-rate pass-through certificates or CMOs, and approximately
9% of our investment securities were adjustable-rate CMOs (or CMO floaters). Our adjustable-rate pass-through certificates are backed by adjustable-rate mortgage loans and have coupon rates which adjust over time, subject to interest rate caps and lag periods, in conjunction with changes in short-term interest rates.
Our fixed-rate pass-through certificates are backed by fixed-rate mortgage loans and have coupon rates which do not adjust over time. CMO floaters are tranches of mortgage-backed securities where the interest rate adjusts in conjunction with changes in short-term interest rates. CMO floaters may be backed by fixed-rate mortgage loans or, less often, by adjustable-rate mortgage loans. In this prospectus supplement, except where the context indicates otherwise, we use the term "adjustable-rate securities" or "adjustable-rate investment securities"
to refer to adjustable-rate pass-through certificates, CMO floaters, and agency debentures. At June 30, 2006, the weighted average yield on our portfolio of earning assets was 5.42% and the weighted average term to next rate adjustment on adjustable rate securities was 16 months.

      We may also invest in Federal Home Loan Bank (or FHLB), FHLMC, and FNMA debentures. We intend to continue to invest in adjustable-rate pass-through certificates, fixed-rate mortgage-backed securities, CMO floaters, and agency debentures. Although we have not done so to date, we may also invest on a limited basis in mortgage derivative securities representing the right to receive interest only or a disproportionately large amount of interest. We have not and will not invest in real estate mortgage investment conduit (or REMIC)
residuals, other CMO residuals or any mortgage-backed securities, such as fixed income instruments with an interest rate that varies with a short term interest rate index in such a way that the yield is inversely related to the market rate of interest opposite of the floater, that have embedded leverage as part of their structural characteristics.

                                   BORROWINGS

      We attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, correspond generally to the interest rate adjustment indices and periods of our adjustable-rate investment securities. However, periodic rate adjustments on our borrowings are generally more frequent than rate adjustments on our investment securities. At June 30, 2006, the weighted average cost of funds for all of our borrowings was 5.01%, the weighted average original term to maturity was 119 days, and the weighted average term to next rate adjustment of these borrowings was 46 days.

      We generally expect to maintain a ratio of debt-to-equity of between 8:1 and 12:1, although the ratio may vary from time to time depending upon market conditions and other factors that our management deems relevant. For purposes of calculating this ratio, our equity is equal to the value of our investment portfolio on a mark-to-market basis, less the book value of our obligations under repurchase agreements and other collateralized borrowings. At June 30,
2006, our ratio of debt-to-equity was 11.5:1.

                                       S-2

                                     HEDGING

      To the extent consistent with our election to qualify as a REIT, we enter into hedging transactions to attempt to protect our investment securities and related borrowings against the effects of major interest rate changes. This hedging would be used to mitigate declines in the market value of our investment securities during periods of increasing or decreasing interest rates and to limit or cap the interest rates on our borrowings. These transactions would be entered into solely for the purpose of hedging interest rate or prepayment risk and not for speculative purposes.

            COMPLIANCE WITH REIT AND INVESTMENT COMPANY REQUIREMENTS

      We constantly monitor our investment securities and the income from these securities and, to the extent we enter into hedging transactions, we monitor income from our hedging transactions as well, so as to ensure at all times that we maintain our qualification as a REIT and our exempt status under the
Investment Company Act of 1940, as amended.

                     FIXED INCOME DISCOUNT ADVISORY COMPANY

      FIDAC is a registered investment advisor that generally receives annual net investment advisory fees of approximately 10 to 20 basis points of the gross assets it manages, assists in managing or supervises. At June 30, 2006, FIDAC had under management approximately $2.6 billion in net assets and $14.1 billion in gross assets, compared to $3.1 billion in net assets and $27.8 billion in gross assets at June 30, 2005. Net investment advisory and service fees for the quarter ended June 30, 2006 and June 30, 2005 totaled $4.4 million and $7.6 million respectively, net of fees paid to third parties pursuant to distribution service agreements for facilitating and promoting distribution of shares or units of FIDAC's clients. Gross assets under management will vary from time to time because of changes in the amount of net assets FIDAC manages as well as changes in the amount of leverage used by the various funds and accounts FIDAC manages. At June 30, 2006, net assets under management decreased by $500 million and gross assets under management decreased by $13.7 billion, when compared to
June 30, 2005. FIDAC's net advisory fees are included in our consolidated financial statements following our acquisition of FIDAC on June 4, 2004.

                              OUR BUSINESS STRATEGY

      Our principal business objective is to generate income for distribution to our stockholders, primarily from the net cash flows on our investment securities. Our net cash flows result primarily from the difference between the interest income on our investment securities and borrowing costs of our repurchase agreements and from dividends we receive from FIDAC. To achieve our business objective and generate dividend yields, our strategy is:

      o     to purchase mortgage-backed securities, the majority of which we expect to have adjustable interest rates based on changes in short-term market interest rates;

      o     to acquire mortgage-backed securities that we believe:

            -   we have the necessary expertise to evaluate and manage;

            -   we can readily finance;

            -   are consistent with our balance sheet guidelines and risk
                management objectives; and

            -   provide attractive investment returns in a range of scenarios;

      o     to finance purchases of mortgage-backed securities with the proceeds of equity offerings and, to the extent permitted by our capital investment policy, to utilize leverage to increase potential returns to stockholders through borrowings;

                                       S-3

      o     to attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond to the interest rate adjustment indices and interest rate adjustment periods of our adjustable-rate mortgage-backed securities;

      o     to seek to minimize prepayment risk by structuring a diversified portfolio with a variety of prepayment characteristics and through other means; and

      o     to issue new equity or debt and increase the size of our balance sheet when opportunities in the market for mortgage-backed securities are likely to allow growth in earnings per share.

      We believe we are able to obtain cost efficiencies through our facilities-sharing arrangement with FIDAC and by virtue of our management's experience in managing portfolios of mortgage-backed securities and arranging collateralized borrowings. We will strive to become even more cost-efficient over time by:

      o     seeking to raise additional capital from time to time in order to increase our ability to invest in mortgage-backed securities;

      o     striving to lower our effective borrowing costs over time by seeking direct funding with collateralized lenders, rather than using financial intermediaries, and investigating the possibility of using commercial paper and medium term note programs;

      o     improving the efficiency of our balance sheet structure by investigating the issuance of uncollateralized subordinated debt, preferred stock and other forms of capital; and

      o     utilizing information technology in our business, including improving our ability to monitor the performance of our investment securities and to lower our operating costs.

                                       S-4

                               RECENT DEVELOPMENTS

PUBLIC OFFERINGS

      On April 12, 2006, we sold 39,215,000 shares of common stock in an underwritten public offering. We received net proceeds, after expenses, of approximately $437.35 million, which were used to purchase mortgage-backed securities and for general corporate purposes, including additional investments.

      On April 12, 2006, concurrently with the common stock offering, we sold
4,600,000 shares of Series B Preferred Stock. We received net proceeds, after expenses, of approximately $111.47 million, which were used to purchase mortgage-backed securities and for general corporate purposes, including additional investments.

      On August 3, 2006, we entered into an ATM Equity Offeringsm Sales
Agreement with Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith
Incorporated (or Merrill Lynch), relating to the sale of shares of our common stock from time to time through Merrill Lynch. Sales of the shares, if any, will be made by means of ordinary brokers' transaction on the New York Stock Exchange
(or NYSE).

      On August 3, 2006, we entered into an ATM Equity Sales Agreement with UBS
Securities LLC (or UBS Securities), relating to the sale of shares of our common stock from time to time through UBS Securities. Sales of the shares, if any, will be made by means of ordinary brokers' transaction on the NYSE.

FIDAC

      FIDAC has recently expanded its line of business to include the management of equity securities, initially for us and an affiliated person, and management of collateralized debt obligations.

NAME CHANGE

      On August, 2, 2006, we changed our name to "Annaly Capital Management,
Inc." from "Annaly Mortgage Management, Inc."

                              CORPORATE INFORMATION

      Our principal executive offices are located at 1211 Avenue of Americas,
Suite 2902, New York, New York 10036. Our telephone number is (212) 696-0100.
Our website is http://www.annaly.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus. Our shares of common stock are traded on the NYSE under the symbol "NLY."

                                       S-5

                          SUMMARY FINANCIAL INFORMATION

      The summary financial information set forth below is derived from our audited consolidated financial statements for the fiscal years ended December
31, 2005, 2004, 2003, 2002 and 2001 and our unaudited consolidated financial statements for the fiscal quarters ended June 30, 2006 and 2005. Our financial statements include, for the periods following June 4, 2004, the investment advisory business that we acquired from the stockholders of FIDAC on June 4,
2004. The following selected financial information should be read in conjunction with our more detailed information contained in the consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in our Quarterly Report on Form 10-Q for the
fiscal quarter ended June 30, 2006, which are incorporated by reference into the accompanying prospectus and "Management's Discussion and Analysis of Financial
Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference into the accompanying prospectus.

      For the purpose of computing ratios relating to equity measures presented in the summary financial information below, equity includes our Series B
Preferred Stock, which under GAAP has been treated as temporary equity.

                                   FOR THE SIX MONTHS ENDED
                                           JUNE 30,
                                 -----------------------------
                                     2006            2005
                                 -----------------------------
                                    (dollars in thousands,
                                   except per share amounts)
STATEMENT OF OPERATIONS
DATA:

   Interest income ...........   $     475,053   $     347,884
   Interest expense ..........         409,985         247,751
   Net interest income .......          65,068         100,133
   Investment advisory and
      service fees ...........          12,206          15,978
   Gain (loss) on sale of
      investment securities ..          (8,245)         12,016
   Impairment of intangible
      for customer
      relationships ..........          (2,493)             --
   Loss on other-than-
      temporarily impaired
      Securities .............         (46,843)             --
   Distribution fees .........           1,925           3,737
   General and
      administrative expenses           16,162          13,464
   Income taxes ..............           3,977           4,600
                                 -------------   -------------
   Net (loss) income .........          (2,371)        106,326
   Dividends on preferred
    stock ....................           8,811           7,297
                                 -------------   -------------
   Net (loss) income related
    to common stockholders ...        ($11,182)  $      99,029
                                 =============   =============
   Basic net (loss) income
    per average common share .          ($0.08)  $        0.82
   Diluted net (loss) income
    per average common share .          ($0.08)  $        0.81
   Dividends declared per
    common share .............   $        0.24   $        0.81
   Dividends declared per
    preferred share ..........   $        1.31   $        0.98

BALANCE SHEET DATA:
   Mortgage-Backed
      Securities, at fair
      value ..................   $  23,474,006   $  19,165,744
   Agency debentures, at
      fair value .............              --         391,092
   Total assets ..............      23,783,790      19,692,945
   Repurchase agreements .....      21,256,703      17,251,594
   Total liabilities .........      21,934,893      17,992,457
   Stockholders' equity ......       1,732,426       1,700,488
   Number of common shares
      outstanding ............     164,015,156     122,554,831
   Weighted average number
      of common shares
      outstanding ............     141,476,532     121,506,858

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                 -----------------------------------------------------------------------------
                                     2005            2004            2003            2002            2001
                                 -----------------------------------------------------------------------------
                                               (dollars in thousands, except per share amounts)
STATEMENT OF OPERATIONS
DATA:

   Interest income ...........   $     705,046   $     532,328   $     337,433   $     404,165   $     263,058
   Interest expense ..........         568,560         270,116         182,004         191,758         168,055
   Net interest income .......         136,486         262,212         155,429         212,407          95,003
   Investment advisory and
      service fees ...........          35,625          12,512              --              --              --
   Gain (loss) on sale of
      investment securities ..         (53,238)          5,215          40,907          21,063           4,586
   Impairment of intangible
      for customer
      relationships ..........              --              --              --              --              --
   Loss on other-than-
      temporarily impaired
      Securities .............         (83,098)             --              --              --              --
   Distribution fees .........           8,000           2,860              --              --              --
   General and
      administrative expenses.          26,278          24,029          16,233          13,963           7,311
   Income taxes ..............          10,744           4,458              --              --              --
                                 -------------   -------------   -------------   -------------   -------------
   Net (loss) income .........          (9,247)        248,592         180,103         219,507          92,278
   Dividends on preferred
    stock ....................          14,593           7,745              --              --              --
                                 -------------   -------------   -------------   -------------   -------------
   Net (loss) income related
    to common stockholders ...        ($23,840)  $     240,847   $     180,103   $     219,507   $      92,278
                                 =============   =============   =============   =============   =============
   Basic net (loss) income
    per average common share .          ($0.19)  $        2.04   $        1.95   $        2.68   $        2.23
   Diluted net (loss) income
    per average common share .          ($0.19)  $        2.03   $        1.94   $        2.67   $        2.21
   Dividends declared per
    common share .............   $        1.04   $        1.98   $        1.95   $        2.67   $        1.75
  Dividends declared per
    preferred share ..........   $        1.97   $        1.45              --              --              --

BALANCE SHEET DATA:
   Mortgage-Backed
      Securities, at fair
      value...................   $  15,929,864   $  19,038,386   $  11,956,512   $  11,551,857   $   7,575,379
   Agency debentures, at
      fair value .............              --         390,509         978,167              --              --
   Total assets ..............      16,063,422      19,560,299      12,990,286      11,659,084       7,717,314
   Repurchase agreements .....      13,576,301      16,707,879      11,012,903      10,163,174       6,367,710
   Total liabilities .........      14,559,399      17,859,829      11,841,066      10,579,018       7,049,957
   Stockholders' equity ......       1,504,023       1,700,470       1,149,220       1,080,066         667,357
   Number of common shares
      outstanding ............     123,684,931     121,263,000      96,074,096      84,569,206      59,826,975
   Weighted average number
      of common shares
      outstanding ............     122,475,032     118,223,330      92,215,352      82,044,141      41,439,631

                                       S-6

                              FOR THE SIX MONTHS ENDED
                                      JUNE 30,                                  FOR THE YEARS ENDED DECEMBER 31,
                              ------------------------   ---------------------------------------------------------------------------
                                 2006          2005           2005           2004             2003           2002           2001
                              ------------------------   ---------------------------------------------------------------------------
                                                    (dollars in thousands, except per share amounts)
OTHER DATA:

  Average total assets ....   18,773,307    19,490,129   $ 18,724,075   $  17,293,174  $   12,975,039   $ 10,486,423   $ 5,082,852
  Average investment
    securities ............   19,125,474    18,858,389     18,543,749      16,399,184      12,007,333      9,575,365     4,682,778
  Average borrowings ......   17,678,936    17,707,325     17,408,828      15,483,118      11,549,368      9,128,933     4,388,900
  Average equity ..........    1,593,950     1,670,111      1,614,743       1,550,076       1,122,633        978,107       437,376
  Yield on average
  interest earning
    assets ................         4.97%         3.69%          3.80%           3.25%           2.81%          4.22%         5.62%
  Cost of funds on
    average interest
    bearing liabilities ...         4.64%         2.80%          3.27%           1.74%           1.58%          2.10%         3.83%
  Average interest
    rate spread ...........         0.33%         0.89%          0.53%           1.51%           1.23%          2.12%         1.79%

FINANCIAL RATIOS:
  Net interest margin
    (net interest
    income/average
    total assets) .........         0.69%         1.03%          0.73%           1.52%           1.20%          2.03%         1.87%
  G&A expenses as a
    percentage of
    average total assets ..         0.17%         0.14%          0.14%           0.14%           0.13%          0.13%         0.14%
  G&A expenses as a
    percentage of
    average equity ........         2.03%         1.61%          1.63%           1.55%           1.45%          1.43%         1.67%
  Return on average
    total assets ..........        (0.03)%        1.09%         (0.05)%          1.44%           1.39%          2.09%         1.82%
  Return on average
    equity ................        (0.30)%       12.73%         (0.57)%         16.04%          16.04%         22.44%        21.10%

                                       S-7

                                THE OFFERING

Issuer...............................   Annaly Capital Management, Inc.

Common stock offered by us...........   25,000,000 shares (plus up to an additional 3,750,000
                                        shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option)

Common stock to be outstanding
after this offering..................   189,015,156 shares, based upon 164,015,156 shares of
                                        common stock outstanding as of August 8, 2006. Does not
                                        include up to an additional 3,750,000 shares of our common stock that we may issue and sell upon the exercise of the
                                        underwriters' overallotment option. Does not include
                                        2,990,430 shares of our common stock issuable upon the
                                        exercise of outstanding options granted pursuant to our
                                        long-term incentive plan. Does not include shares of our
                                        common stock issuable upon the conversion of 4,600,000
                                        shares of our Series B Preferred Stock. Does not include
                                        shares of our common stock equal in value to up to $49.5
                                        million issuable to the former stockholders of FIDAC upon
                                        FIDAC's achievement of certain revenues and pre-tax
                                        margins for the year ended December 31, 2006 pursuant to
                                        our merger agreement with respect to our acquisition of
                                        FIDAC.

NYSE symbol..........................   "NLY".

Use of proceeds......................   We intend to use the net proceeds of this offering to
                                        purchase mortgage-backed securities. We then intend to
                                        increase our investment assets by borrowing against these
                                        mortgage-backed securities and using the proceeds of such
                                        borrowings to acquire additional mortgage-backed
                                        securities. We also intend to use the net proceeds from
                                        this offering for general corporate purposes, which may
                                        include additional investments.

Risk factors.........................   See the risks set forth under the caption "Risk Factors"
                                        in this prospectus supplement, under the caption "Risk
                                        Factors" in our Annual Report on Form 10-K for the fiscal
                                        year ended December 31, 2005, which is incorporated by
                                        reference in the accompanying prospectus, and the risks
                                        set forth under the caption "Risk Factors" included in our
                                        Quarterly Reports on Form 10-Q for subsequent fiscal
                                        quarters, which are incorporated by reference in the
                                        accompanying prospectus.

      Unless otherwise indicated, all offering information in this prospectus supplement is based on the number of shares of common stock and number of options to purchase shares of common stock outstanding as of August 8, 2006.
Unless otherwise indicated, that number of shares of common stock does not include the 3,750,000 shares of common stock that may be issued if the underwriters' overallotment option is exercised in full.

                                       S-8

                                  RISK FACTORS

      In evaluating an investment in our common stock, you should carefully consider the following factors, the risks that are described under the caption
"Risk Factors" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in the accompanying prospectus, and under the caption "Risk Factors" included in our Quarterly
Reports on Form 10-Q for subsequent fiscal quarters, which are incorporated by reference in the accompanying prospectus.

      A FLAT YIELD CURVE HAS ADVERSE CONSEQUENCES TO OUR OPERATING RESULTS.

      We earn money based upon the spread between the interest payments we earn on our investment securities and the interest payments we must make on our borrowings. We generally borrow on a short term basis and our investment securities earn a return based on relatively longer term interest rates.
Accordingly, during periods of a flattening yield curve, such as we have been recently experiencing, our returns are negatively impacted by interest rate spread compression relative to prior periods in which the yield curve was steeper. We can offer no assurances that we will not continue to be negatively impacted by a flat yield curve.

                                       S-9

                                 USE OF PROCEEDS

      We expect that the net proceeds to us from this offering of our common stock (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $301.14 million ($346.35 million if the underwriters' overallotment option is exercised in full) calculated at an offering price of $12.69 per share which is the last reported sales price of our common stock on August 10, 2006. We intend to use the net proceeds from this offering:

            (i) to purchase mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds of such borrowings to acquire additional mortgage-backed securities; and

            (ii) for general corporate purposes, which may include additional investments.

                                   MANAGEMENT

      The following table sets forth certain information as of August 8, 2006 concerning our executive officers:

            NAME                  AGE                    POSITION HELD WITH THE COMPANY
            ----                  ---                    ------------------------------

Michael A.J. Farrell              55      Chairman of the Board, Chief Executive Officer and President

Wellington J. Denahan-Norris      42      Vice Chairman of the Board, Chief Investment Officer and
                                          Chief Operating Officer

Kathryn F. Fagan                  39      Chief Financial Officer and Treasurer

R. Nicholas Singh                 47      Executive Vice President, General Counsel, Secretary and
                                          Chief Compliance Officer

James P. Fortescue                33      Executive Vice President and Head of Liabilities

Kristopher Konrad                 31      Executive Vice President and Co-Head of Portfolio Management

Rose-Marie Lyght                  33      Executive Vice President and Co-Head of Portfolio Management

Jeremy Diamond                    43      Managing Director

Ronald Kazel                      38      Managing Director

      Mr. Farrell and Ms. Denahan-Norris have an average of 24 years experience in the investment banking and investment management industries where, in various capacities, they have each managed portfolios of mortgage-backed securities, arranged collateralized borrowings and utilized hedging techniques to mitigate interest rate and other risk within fixed-income portfolios. Ms. Fagan is a certified public accountant and, prior to becoming our Chief Financial Officer and Treasurer, served as Chief Financial Officer and Controller of a publicly owned savings and loan association. Mr. Singh joined us in February 2005, and prior to that, he was a partner in the law firm of McKee Nelson LLP. Mr.
Fortescue joined us in 1997. Mr. Konrad joined us in 1997. Ms. Lyght joined us in April 1999. Mr. Diamond joined us in March 2002. From 1990 to 2002, Mr.
Diamond was President of Grant's Financial Publishing. Mr. Kazel joined us in
December 2001, and prior to that he was a Senior Vice President in Friedman
Billings Ramsey's financial services investment banking group. We had 32 full-time employees at August 8, 2006.

                                      S-10

                                  DISTRIBUTIONS

      To maintain our qualification as a REIT, we must distribute substantially all of our taxable income to our stockholders for each year. We have done this in the past and intend to continue to do so in the future. We also have declared and paid regular quarterly dividends in the past and intend to do so in the future. We have adopted a dividend reinvestment plan to enable common stockholders to reinvest dividends automatically in additional shares of common stock.

      The following table sets forth the cash distributions declared per common share during each fiscal quarter of our current fiscal year and our last three fiscal years and the cash distributions declared per share of Series A Preferred
Stock and Series B Preferred Stock during each fiscal quarter of our current fiscal year and since the creation of the Series A Preferred Stock and Series B
Preferred Stock.

                               CASH DISTRIBUTIONS        CASH DISTRIBUTIONS           CASH DISTRIBUTIONS
                                 DECLARED PER          DECLARED PER SERIES A         DECLARED PER SERIES B
                                 COMMON SHARE             PREFERRED SHARE              PREFERRED SHARE
                               ------------------      ---------------------         ---------------------

2006
First quarter ..........            $0.11                     $0.492188                       --
Second quarter .........            $0.13                     $0.492188                    $0.329167
2005
First quarter ..........            $0.45                     $0.492188                       --
Second quarter .........            $0.36                     $0.492188                       --
Third quarter ..........            $0.13                     $0.492188                       --
Fourth quarter .........            $0.10                     $0.492188                       --
2004
First quarter ..........            $0.50                        --                           --
Second quarter .........            $0.48                     $0.470000                       --
Third quarter ..........            $0.50                     $0.490000                       --
Fourth quarter .........            $0.50                     $0.494375                       --
2003
First quarter ..........            $0.60                        --                           --
Second quarter .........            $0.60                        --                           --
Third quarter ..........            $0.28                        --                           --
Fourth quarter .........            $0.47                        --                           --

      We have not established a minimum distribution payment level on our common stock and our ability to pay distributions on our common stock may be adversely affected for as a result of the risks set forth under the caption "Risk Factors"
in this prospectus supplement, under the caption "Risk Factors" in our Annual
Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in the accompanying prospectus, and the risks set forth under the caption "Risk Factors" included in our Quarterly Reports on Form
10-Q for subsequent fiscal quarters, which are incorporated by reference in the accompanying prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time.

                                      S-11

                                 CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2006 (i)
on a historical basis and (ii) as adjusted for the sale of 25,000,000 shares of our common stock at an offering price of $12.69 per share which is the last reported sales price of our common stock on August 10, 2006. This presentation should be read in conjunction with our more detailed information contained in the financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in our Quarterly Report on Form 10-Q
for the fiscal quarter ended June 30, 2006, which are incorporated by reference into the accompanying prospectus and "Management's Discussion and Analysis of
Financial Condition and Results of Operations" included in our Annual Report on
Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference into the accompanying prospectus.

                                                                                    AS OF JUNE 30, 2006
                                                                     ------------------------------------------------
                                                                                                   AS ADJUSTED FOR
                                                                             ACTUAL                 THIS OFFERING
                                                                     ----------------------      --------------------
                                                                     (dollars in thousands, except per share amounts)

6% Series B Cumulative Convertible Preferred Stock: 4,600,000
    shares authorized, issued and outstanding ....................            $    111,471         $    111,471
STOCKHOLDERS' EQUITY:
7.875% Series A Cumulative Redeemable Preferred Stock: 7,637,500
    shares authorized, 7,412,500 shares issued and outstanding ...                 177,088              177,088
Common stock: par value $.01 per share; 487,762,500 shares
    authorized, 164,015,156 shares issued and outstanding (2) ....                   1,640                1,890(1)(2)
Additional paid-in capital(2) ....................................               2,131,358            2,432,246(1)(2)
Accumulated other comprehensive loss .............................                (384,912)            (384,912)
Accumulated deficit ..............................................                (192,748)            (192,748)
                                                                     ----------------------      --------------------
TOTAL STOCKHOLDERS' EQUITY .......................................               1,732,426            2,033,564(1)(2)

TOTAL CAPITALIZATION .............................................            $  1,843,897         $  2,145,035(1)(2)
                                                                     ======================      ====================

_____________________

(1)   Reflects the consummation of this offering of 25,000,000 shares at an offering price of $12.69 per share of our common stock which is the last reported sales price of our common stock on August 10, 2006 from which we expect to receive net proceeds of approximately $301.14 million, net of underwriting discounts and commission and other expenses. Does not include up to an additional 3,750,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option.

(2)   Does not include 2,990,430 shares of our common stock issuable upon the exercise of outstanding options granted pursuant to our long-term incentive plan as of August 8, 2006. Does not include shares of our common stock equal in value to up to $49.50 million issuable to the former stockholders of FIDAC upon FIDAC's achievement of certain revenues and pre-tax margins for the year ended December 31, 2006 pursuant to our merger agreement with respect to our acquisition of FIDAC. Does not include shares of our common stock issuable upon the conversion of
      4,600,000 shares of our Series B Preferred Stock.

                                      S-12

                                  UNDERWRITING

      We intend to offer the shares through the underwriters. Merrill Lynch,
Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and UBS
Securities LLC are acting as representatives of the underwriters named below.
Subject to the terms and conditions described in a purchase agreement among us and the underwriters, the underwriters severally have agreed to purchase from us the number of shares listed opposite their names below.

                                                                     NUMBER
          UNDERWRITER                                              OF SHARES
          -----------                                           ----------------
      Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated .............................
      Citigroup Global Markets Inc. .........................
      UBS Securities LLC ....................................
      Bear, Stearns & Co. Inc. ..............................
      Lehman Brothers Inc. ..................................
      Keefe, Bruyette & Woods, Inc. .........................
      RBC Capital Markets Corporation .......................
                                                                ----------------
                   Total ....................................
                                                                ================

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers.
After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

                                        PER SHARE   WITHOUT OPTION   WITH OPTION
                                        ---------   --------------   -----------
Public offering price ...............       $             $               $
Underwriting discount ...............       $             $               $
Proceeds, before expenses, to us ....       $             $               $

      The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by us.

                                      S-13

OVERALLOTMENT OPTION

      We have granted options to the underwriters to purchase up to 3,750,000 additional shares at the public offering price less the underwriting discount.
The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

      Pursuant to certain "lock-up" agreements, we and our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly of indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of Merrill Lynch for a period of 90 days after the date of this prospectus supplement. Specifically, we and these other individuals have agreed not to directly or indirectly:

      o     offer, pledge, sell or contract to sell any common stock;

      o     sell any option or contract to purchase any common stock;

      o     purchase any option or contract to sell any common stock;

      o     grant any option, right or warrant for the sale of any common stock;

      o     lend or otherwise dispose of or transfer any common stock;

      o     request or demand that we file a registration statement related to the common stock; or

      o     enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or becomes aware that material news or a material event will occur during the 16-day-period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to our long term stock incentive plan or pursuant to the exercise of employee stock options or other awards, and (b) issue common stock pursuant to our stock dividend reinvestment plan.

NEW YORK STOCK EXCHANGE LISTING

      Our shares of common stock are listed on the New York Stock Exchange under the symbol "NLY."

                                      S-14

PRICE STABILIZATION, SHORT POSITIONS

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

SELLING RESTRICTIONS

      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (or, individually, a Relevant Member
State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that
Relevant Member State (or the Relevant Implementation Date) it has not made and will not make an offer of common stock to the public in that Relevant Member
State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the
Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time:

      o     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

      o     to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than (euro)43,000,000 and (iii) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

      o     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus
            Directive.

      For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member
State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression
Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

      Each underwriter has represented and agreed that:

      o     it has not made and will not make an offer of the common stock to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the offer that has been approved by the FSA or, where appropriate, approved in another
            Member State and notified to the FSA, all in accordance with the
            Prospectus Directive, except that it may make an offer of the common stock to persons who fall within the definition of "qualified investor" as that

                                      S-15

            term is defined in Section 86 (7) of FSMA, or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of
            FSMA;

      o     it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of FSMA does not apply to it; and

      o     it has complied and will comply with all applicable provisions of
            FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

INTERNET DISTRIBUTION

      Merrill Lynch will be facilitating internet distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers.
An electronic prospectus supplement is available on the internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus supplement.

OTHER RELATIONSHIPS

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, Merrill Lynch, Pierce, Fenner
& Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Bear,
Stearns & Co. Inc., Lehman Brothers Inc. and RBC Capital Markets Corporation or
their respective affiliates have been or are lenders under one or more of our secured repurchase credit facilities, and we have entered into interest rate swap agreements with certain of the underwriters. Certain of the underwriters and their respective affiliates are or have been counterparties to securities and other trading activities with us. Merrill Lynch, Pierce, Fenner & Smith
Incorporated acts as a sales agent under our ATM Equity Offeringsm Sales
Agreement. UBS Securities LLC acts as a sales agent under our ATM Equity Sales
Agreement. In addition, an affiliate of Lehman Brothers Inc. is acting as a prime broker for one of our affiliates.

                                      S-16

                                  LEGAL MATTERS

      Certain legal matters relating to this offering will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP, Washington, D.C. In addition, the description of federal income tax consequences contained in the section of the accompanying prospectus entitled "Material Federal Income Tax
Considerations" is based on the opinion of McKee Nelson LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by
Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

                                      S-17

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

PROSPECTUS

                        ANNALY MORTGAGE MANAGEMENT, INC.

                        COMMON STOCK AND PREFERRED STOCK

      By this prospectus, we may offer, from time to time, shares of our:

          o   common stock;

          o   preferred stock; or

          o   any combination of the foregoing.

      We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

      This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

      The New York Stock Exchange lists our common stock under the symbol "NLY"
and our 7.875% Series A Cumulative Redeemable Preferred Stock under the symbol
"NLY PrA."

      To assist us in qualifying as a real estate investment trust (or REIT) for federal income tax purposes, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

      CONSIDER CAREFULLY THE RISK FACTORS IN OUR MOST RECENT ANNUAL REPORT ON
FORM 10-K, AND ANY SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, WHICH ARE
INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

      We may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                   The date of this prospectus is May 23, 2006

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the
Securities and Exchange Commission (or SEC) using a "shelf" registration process. Under this process, we may offer and sell any combination of common stock and preferred stock in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information on
Annaly."

      You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information.
You should not assume that the information in this prospectus, the applicable prospectus supplement or any other offering material is accurate as of any date other than the dates on the front of those documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus and in the documents incorporated by reference herein or in the incorporated documents may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act).
Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will,"
"believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to:

      o     changes in interest rates;

      o     changes in the yield curve;

      o     changes in prepayment rates;

      o     the availability of mortgage-backed securities for purchase;

      o     the availability and terms of financing;

      o     changes in the market value of our assets;

      o     changes in business conditions and the general economy;

                                        1

      o     risks associated with the investment advisory business of our wholly owned subsidiary, Fixed Income Discount Advisory Company (which we refer to as FIDAC), including:

            -     the removal by FIDAC's clients of assets FIDAC manages;

            -     FIDAC's regulatory requirements; and

            -     competition in the investment advisory business;

      o     changes in government regulations affecting our business; and

      o     our ability to maintain our qualification as a REIT for federal income tax purposes.

      For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see the information under the caption "Risk Factors" in our Annual Report on
Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in this prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                     ABOUT ANNALY MORTGAGE MANAGEMENT, INC.

GENERAL

      We own, manage, and finance a portfolio of investment securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs), agency callable debentures, and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our investment securities and the cost of borrowings to finance our acquisition of investment securities, and from dividends we receive from FIDAC. We are a Maryland corporation that commenced operations on February 18, 1997. We are self-advised and self-managed.

      We have elected and believe that we are organized and have operated in a manner that enables us to be taxed as a REIT under the Internal Revenue Code of
1986, as amended (or the Code). Provided we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that is distributed to our stockholders. Substantially all of our assets, other than
FIDAC, our taxable REIT subsidiary, consist of qualified REIT real estate assets
(as described in Section 856(c)(5)(B) of the Code). We have financed our purchases of investment securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates.

                                        2

STOCK LISTING

      Our common stock is traded on the New York Stock Exchange under the symbol
"NLY" and our 7.875% Series A Cumulative Redeemable Preferred Stock (which we refer to as our Series A Preferred Stock) is traded on the New York Stock
Exchange under the symbol "NLY PrA." Our 6% Series B Cumulative Convertible
Preferred Stock (which we refer to as our Series B Preferred Stock) is not listed on a national securities exchange or the National Association of
Securities Dealers Automated Quotation system.

PRINCIPAL EXECUTIVE OFFICES AND TELEPHONE NUMBER

      Our principal executive offices are located at 1211 Avenue of the
Americas, Suite 2902, New York, New York 10036. Our telephone number is (212)
696-0100.

                                  RISK FACTORS

      Investing in our securities involves risks. You should carefully consider the risks described under "Risk Factors" in our most recent Annual Report on
Form 10-K and any subsequent Quarterly Reports on Form 10-Q (which descriptions are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See
"Where You Can Find More Information On Annaly," below.

                                 USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement for the purchase of mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

            RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                STOCK DIVIDENDS

     The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the years ended December 31,

                                                2005         2004         2003         2002         2001
                                             ----------   ----------   ----------   ----------   ----------

Ratio of earnings to combined fixed
charges and preferred stock dividends ......   0.98x        1.88x        1.99x        2.14x        1.55x

      The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends (where applicable). For this purpose, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense and preferred stock dividends paid on our outstanding shares of Series A Preferred Stock. For the year ended December 31,
2005, fixed charges exceeded earnings by approximately $12.5 million.

                                        3

                 DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

GENERAL

      Our authorized capital stock consists of 500 million shares of capital stock, par value $.01 per share. Pursuant to our articles of incorporation, as amended, our Board of Directors has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock. As of May 19, 2006, our Board of Directors had classified 7,637,500 unissued shares of common stock as 7,637,500 shares of
Series A Preferred Stock, and classified 4,600,000 unissued shares of common stock as 4,600,000 shares of Series B Preferred Stock. As of May 19, 2006, we had 163,328,656 shares of common stock outstanding, not including 3,047,866 shares of common stock issuable upon the exercise of options granted pursuant to our Long-Term Incentive Plan. In addition, as of May 19, 2006, we had 7,412,500 shares of Series A Preferred Stock outstanding and 4,600,000 shares of Series B
Preferred Stock outstanding.

COMMON STOCK

      All shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to our articles of incorporation, as amended, by-laws, as amended and restated, and any articles supplementary to our articles of incorporation, as amended.

o  VOTING

      Each of our common stockholders is entitled to one vote for each share held of record on each matter submitted to a vote of common stockholders.

      Our by-laws, as amended and restated, provide that annual meetings of our stockholders will be held each calendar year on the date determined by our Board of Directors, and special meetings may be called by a majority of our Board of
Directors, our Chairman, a majority of our independent directors, our President or generally by stockholders entitled to cast at least 25% of the votes which all stockholders are entitled to cast at the meeting. Our articles of incorporation, as amended, may be amended in accordance with Maryland law.

o  DIVIDENDS; LIQUIDATION; OTHER RIGHTS

      Common stockholders are entitled to receive dividends when declared by our
Board of Directors out of legally available funds. The right of common stockholders to receive dividends is subordinate to the rights of preferred stockholders or other senior stockholders. If we have a liquidation, dissolution or winding up, our common stockholders will share ratably in all of our assets remaining after the payment of all of our liabilities and the payment of all liquidation and other preference amounts to preferred stockholders and other senior stockholders. Common stockholders have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to the shares of common stock.

                                        4

o  CLASSIFICATION OR RECLASSIFICATION OF COMMON STOCK OR PREFERRED STOCK

      Our articles of incorporation, as amended, authorize our Board of
Directors to reclassify any unissued shares of common or preferred stock into other classes or series of shares, to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations, and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series.

PREFERRED STOCK

      The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our articles of incorporation, as amended, by-laws, as amended and restated, and any articles supplementary to our articles of incorporation, as amended, designating terms of a series of preferred stock. The preferred stock, when issued, will be validly issued, fully paid, and non-assessable. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, our Board of Directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common stockholders.

      The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to the series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock, as follows:

      -   the title and stated value of the preferred stock;

      -   the voting rights of the preferred stock, if applicable;

      -   the preemptive rights of the preferred stock, if applicable;

      -   the restrictions on alienability of the preferred stock, if applicable;

      -   the number of shares offered, the liquidation preference per share and the offering price of the shares;

      -   liability to further calls or assessment of the preferred stock, if applicable;

      -   the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

      -   the date from which dividends on the preferred stock will accumulate, if applicable;

      -   the procedures for any auction and remarketing for the preferred stock;

      -   the provision for a sinking fund, if any, for the preferred stock;

                                        5

      -   the provision for and any restriction on redemption, if applicable, of the preferred stock;

      -   the provision for and any restriction on repurchase, if applicable, of the preferred stock;

      -   any listing of the preferred stock on any securities exchange;

      -   the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

      -   the terms under which the rights of the preferred stock may be modified, if applicable;

      -   any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

      -   a discussion of certain material federal income tax considerations applicable to the preferred stock;

      -   the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

      -   any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and

      -   any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our qualification as a REIT.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

      To assist us in qualifying as a REIT, our articles of incorporation, as amended, prohibit anyone from acquiring or holding, directly or constructively, ownership of a number of shares of any class of our capital stock in excess of
9.8% of the outstanding shares. For this purpose the term "ownership" generally means either direct ownership or constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code, as modified in
Section 856(h) of the Code.

      The constructive ownership provisions of Section 544 of the Code generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as

                                        6

owning not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

      Any transfer of shares of capital stock that would cause us to be disqualified as a REIT or that would (a) create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or
(b) result in the shares of capital stock being beneficially owned (within the meaning of Section 856(a) of the Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in us being
"closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee (the "purported transferee") will acquire no rights to those shares. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT.

      Any purported transfer of shares of capital stock that would result in a purported transferee owning (directly or constructively) shares of capital stock in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute "excess securities."
Excess securities will be transferred by operation of law to a trust that we will establish for the exclusive benefit of a charitable organization, until such time as the trustee of the trust retransfers the excess securities. The trustee will be a banking institution designated by us that is not affiliated with the purported transferee or us. While the excess securities are held in trust, the purported transferee will not be entitled to vote or to share in any dividends or other distributions with respect to the securities. Subject to the
9.8% ownership limit, excess securities may be transferred by the trust to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically cease to be excess securities.

      Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock except the right to payment of the purchase price for the shares of capital stock on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation, as amended, shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

      All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

      Any person who acquires shares in violation of our articles of incorporation, as amended, or any person who is a purported transferee such that excess securities results, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set

                                        7

forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determine the effect, if any, of the transfer on our qualification as a REIT. In addition, every record owner of 5.0% or more (during any period in which the number of record stockholders is 2,000 or more) or 1.0% or more (during any period in which the number of record stockholders is greater than 200 but less than 2,000)
or 1/2% or more (during any period in which the number of record stockholders is
200 or less) of the number or value of our outstanding shares must send us an annual written notice by January 30 stating the name and address of the record owner and the number of shares held and describing how the shares are held.
Further, each stockholder is required to disclose to us in writing information with respect to the direct and constructive ownership of shares as the Board of
Directors deems reasonably necessary to comply with the REIT provisions of the
Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      Our Board of Directors may increase or decrease the 9.8% ownership limit.
In addition, to the extent consistent with the REIT provisions of the Code, our
Board of Directors may, pursuant to our articles of incorporation, as amended, waive the 9.8% ownership limit for a purchaser of our stock. In connection with any such waiver, we may require that the stockholder requesting the waiver enter into an agreement with us providing that we may repurchase shares from the stockholder under certain circumstances to ensure compliance with the REIT provisions of the Code. The repurchase would be at fair market value as set forth in the agreement between us and the stockholder. The consideration received by the stockholder in the repurchase might be characterized as the receipt by the stockholder of a dividend from us, and any stockholder entering into an agreement with us should consult its tax advisor. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.

      The provisions described above may inhibit market activity, and may delay, defer or prevent a change in control or other transaction and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

CLASSIFICATION OF BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

      Our by-laws, as amended and restated, provide for a staggered Board of
Directors. Our by-laws, as amended and restated, provide for between three and fifteen directors divided into three classes, with terms of three years each.
The number of directors in each class and the expiration of each class term is as follows:

            Class I            2 Directors           Expires 2006
            Class II           2 Directors           Expires 2007
            Class III          3 Directors           Expires 2008

      At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified Board of Directors may delay, defer or prevent a

                                        8

change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified Board of
Directors could prevent stockholders who do not agree with the policies of our
Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

      Our by-laws, as amended and restated, provide that any vacancy on our
Board of Directors may be filled by a majority of the remaining directors. Any individual so elected director will hold office for the unexpired term of the director he or she is replacing. Our by-laws, as amended and restated, provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

INDEMNIFICATION

      Our articles of incorporation, as amended, obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Corporations and Associations Article of the Annotated Code of Maryland
(or the Maryland General Corporation Law) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

LIMITATION OF LIABILITY

      The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation, as amended, provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

                                        9

MARYLAND BUSINESS COMBINATION ACT

      The Maryland General Corporation Law establishes special requirements for
"business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the Board of Directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

      -   80% of the votes entitled to be cast by holders of outstanding voting shares; and

      -   two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

      As permitted by the Maryland General Corporation Law, we have elected not to be governed by the Maryland business combination statute. We made this election by opting out of this statute in our articles of incorporation, as amended. If, however, we amend our articles of incorporation, as amended, to opt back in to the statute, the business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

MARYLAND CONTROL SHARE ACQUISITION ACT

      Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of the other stockholders. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

      -   one-tenth or more but less than one-third of all voting power;

      -   one-third or more but less than a majority of all voting power; or

      -   a majority or more of all voting power.

      Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval.
A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

      If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our Board of Directors

                                       10

to call a special meeting of stockholders to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

      If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

      -   the last control share acquisition; or

      -   the meeting where stockholders considered and did not approve voting rights of the control shares.

      If voting rights for control shares are approved at a stockholders'
meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may obtain rights as objecting stockholders and, thereunder, exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

TRANSFER AGENT AND REGISTRAR

      Mellon Investor Services LLC, 480 Washington Blvd., Jersey City, New
Jersey 07310, is the transfer agent and registrar for our stock. Its telephone number is (800) 522-6645.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      Based on various factual representations made by us regarding our operations, in the opinion of McKee Nelson LLP, our counsel, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our method of operating has enabled us, and will enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a
REIT depends upon our ability to meet the various requirements imposed under the
Code through actual operations. McKee Nelson LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of McKee Nelson LLP is not binding on the Internal
Revenue Service (or IRS) or any court. The opinion of McKee Nelson LLP is based upon existing law, Treasury regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

                                       11

      -   The following discusses the material federal income tax considerations that relate to our qualification as a REIT and that apply to an investment in our stock. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

      -   a dealer or trader in securities;

      -   a financial institution;

      -   an insurance company;

      -   a stockholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position; or

      -   a stockholder whose functional currency is not the United States dollar.

      The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

      THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL
FEDERAL INCOME TAX CONSEQUENCES OF OUR QUALIFICATION AS A REIT AND OF AN
INVESTMENT IN OUR STOCK. TAXPAYERS AND PREPARERS OF TAX RETURNS (INCLUDING
RETURNS FILED BY ANY PARTNERSHIP OR OTHER ARRANGEMENT) SHOULD BE AWARE THAT
UNDER TREASURY REGULATIONS A PROVIDER OF ADVICE ON SPECIFIC ISSUES OF LAW IS NOT
CONSIDERED AN INCOME TAX RETURN PREPARER UNLESS THE ADVICE IS (I) GIVEN WITH
RESPECT TO EVENTS THAT HAVE OCCURRED AT THE TIME THE ADVICE IS RENDERED AND IS
NOT GIVEN WITH RESPECT TO THE CONSEQUENCES OF CONTEMPLATED ACTIONS, AND (II) IS
DIRECTLY RELEVANT TO THE DETERMINATION OF AN ENTRY ON A TAX RETURN. ACCORDINGLY,
WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN
INVESTMENT IN OUR STOCK, INCLUDING THE APPLICATION TO YOUR PARTICULAR SITUATION
OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE,
LOCAL OR FOREIGN TAX LAWS. THE STATEMENTS OF FEDERAL TAX LAW SET OUT BELOW ARE
BASED ON THE LAWS IN FORCE AND THEIR INTERPRETATION AS OF THE DATE OF THIS
PROSPECTUS, AND ARE SUBJECT TO CHANGES OCCURRING AFTER THAT DATE.

TAXATION AS A REIT

      We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ended on December 31, 1997, and we plan to continue to meet the requirements for qualification and taxation as a REIT.
There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing
REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and you will be

                                       12

subject to tax in the same manner as a stockholder of a regular domestic corporation. In that event, we may be subject to a substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated. See "--REIT
Qualification -- Failure to Qualify" below.

      So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that we distribute currently to our shareholders. This treatment would substantially eliminate the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a regular corporation. We will be subject to federal income tax, however, in the following instances:

      1.    We will be taxed at regular corporate rates on any undistributed
            "REIT taxable income," including undistributed net capital gains
            (however, properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). For any taxable year, our "REIT taxable income" is our taxable income computed as though we were a "C" corporation (generally, a corporation subject to full corporate-level tax), adjusted, as provided in Section 857(b) of the Code, to account for various items, including a deduction for dividends paid.

      2.    Under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference.

      3.    If we have (a) net income from the sale or other disposition of
            "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. See "--REIT Qualification -
            Foreclosure Property" below.

      4.    If we have net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), we will be subject to a 100% tax on the amount of such net income. See "--REIT Qualification -
            Prohibited Transactions" below.

      5.    If we should fail to satisfy the 75% gross income test or the 95%
            gross income test (as discussed below), but we nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions)
            over (II) our gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 95% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

      6.    If we should fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for

                                       13

            such year and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

      7.    If we were to acquire assets from a "C" corporation in a transaction in which our basis in those assets was determined by reference to the "C" corporation's basis, then the excess, if any, of the fair market value of the assets over the tax basis of the assets on the date of acquisition would be "built-in gain" and the assets would be
            "built-in gain assets." If we disposed of such built-in gain assets within the ten-year period beginning on the date of their
            acquisition, then we would be subject to tax at the highest regular corporate rate applicable on the built-in gain in such assets.

      8.    If we recognize excess inclusion income and have shareholders who are disqualified organizations within the meaning of Section
            860E(e)(5) of the Code (generally, an agency or instrumentality of the United States, any state, or any foreign government, or any political subdivision of any of the foregoing), we may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations. See "--Taxable Mortgage Pools" below.

REIT QUALIFICATION

      SUMMARY OF REQUIREMENTS GENERALLY. To qualify as a REIT, we must comply with the following technical requirements imposed by the Code:

      1.    We must be managed by one or more directors or trustees;

      2.    Shares of our stock must be transferable;

      3.    We must be taxable as a domestic corporation but for the provisions of the Code applicable to REITs;

      4.    We cannot be a financial institution or an insurance company subject to certain provisions of the Code;

      5.    Shares of our stock must be beneficially owned by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

      6.    No more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined for this purpose to include private foundations, certain unemployment compensation trusts, and portions of trusts that are permanently set aside or used for charitable purposes) at any time during the last half of our taxable year;

      7.    We must meet certain other tests, described below, regarding the sources from which we derive gross income and the nature of our assets; and

                                       14

      8.    We generally must distribute dividends to our shareholders in an amount that at least equals 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain.

      We must satisfy requirements 1 through 4, inclusive, during the entire taxable year. For purposes of applying requirement 6, stock attribution rules set forth in Section 544 of the Code treat stock owned by corporations, partnerships, or trusts as though the shareholders, partners, or beneficiaries of those entities owned such stock proportionally. Moreover, under Section
857(h) of the Code, qualified employee pension or profit sharing trusts are not treated as individuals for purposes of requirement 6, but instead, the stock owned by such a trust is considered to be owned by the beneficiaries of the trust based in proportion to their actuarial interests in the trust.

      We believe that we will meet the above-enumerated requirements 1 through 6 at all relevant times.

      In connection with requirement 6, we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares. If we comply with this requirement, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement
6, then we will be treated as having met requirement 6. If we were to fail to send such annual letters, we would be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. If we fail to send annual letters, the IRS also might require that we take further action to ascertain actual ownership of our shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters were due to reasonable cause and not to willful neglect. We send letters annually in a manner that conforms to the requirements of the Code and relevant Treasury Regulations.

      In addition, our charter provides restrictions regarding the transfer and ownership of shares of our stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in requirements 5 and 6 above. The ownership and transfer restrictions are described in more detail in "Description of Common Stock and Preferred Stock -
Restrictions on Ownership and Transfer." These restrictions, together with our compliance with the annual shareholder letter requirement described above, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described above. If we fail to satisfy such share ownership requirements, then, unless we qualify for relief, our qualification as a REIT may terminate. See "--REIT Qualification -- Failure to Qualify."

      QUARTERLY ASSET TESTS. Generally, we must meet the following asset tests at the close of each quarter during each taxable year:

            1.    At least 75% of the value of our total assets must be
                  "qualified REIT real estate assets" (described below),
                  government securities or cash and cash items (including
                  receivables);

            2.    No more than 25% of the value of our total assets may be
                  securities other than securities in the 75% asset class (for example, government securities,

                                       15

                  such as agency debentures, and certain mortgage-backed
                  securities, such as agency certificates);

            3.    No more than 20% of the value of our total assets may be
                  securities of one or more taxable REIT subsidiaries (described below); and

            4.    Except for securities qualifying under the 75% asset test, securities in a taxable REIT subsidiary or "qualified REIT subsidiary," certain partnership interests, and for purposes of clause (c) below, certain "straight" debt obligations:

                  (a)   we may not hold more than 5% of the value of our total
                        assets in the securities of any one issuer;

                  (b)   we may not hold securities that possess more than 10% of
                        the total voting power of the outstanding securities of
                        any one issuer; and

                  (c)   we may not hold securities that have a value of more
                        than 10% of the total value of the outstanding
                        securities of any one issuer.

      The term "qualified REIT real estate assets" means assets of the type described in Section 856(c)(5)(B) of the Code, and generally include -

            o     Interests in real property, including fee ownership and
                  co-ownership of land and improvements thereon and leasehold interests and options on land and improvements thereon;

            o     Interests in mortgages on real property;

            o     Regular and residual interests in real estate mortgage
                  investment conduits (or REMICs) (however if less than 95% of the assets of a REMIC consists of qualified real estate
                  assets, determined as if we held such assets, we will be
                  treated as holding directly our proportionate share of the assets of that REMIC);

            o     Non-REMIC mortgage-backed securities that represent ownership interests in pools of mortgage loans;

            o     Shares in other REITs; and

            o     Investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise
                  through equity offerings or public offerings of debt with at least a five-year term.

      A REIT may hold up to 100% of the stock of a taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. FIDAC has filed such an election to be treated as our taxable REIT subsidiary.

                                       16

      As a taxable REIT subsidiary, FIDAC will pay federal income tax at the rates applicable to corporations on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a taxable REIT subsidiary and the parent REIT are at arm's length. If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (i) interest payments made by a taxable REIT subsidiary to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm's-length terms. We scrutinize all of our transactions with FIDAC in an effort to ensure that we do not become subject to these taxes.
We cannot assure you, however, that we will be able to avoid application of these taxes.

      If we own 100% of the stock of a subsidiary corporation for which we do not make a taxable REIT subsidiary election, the subsidiary will be a qualified
REIT subsidiary. As such, the qualified REIT subsidiary's separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as our assets, liabilities, and items of income, deduction, and credit. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

      We believe that, because we own a large portfolio of agency certificates and agency debentures, we have satisfied and will be able to satisfy the asset tests for each calendar quarter. We will manage our portfolio of assets to comply with the asset tests.

      If we satisfy the asset tests at the close of any calendar quarter, but fail to meet any of the asset tests as of the close of a subsequent calendar quarter and such failure is due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter. We will not fail the quarterly asset tests if a discrepancy exists between the value of our assets and the requirements of the asset tests if such discrepancy is attributable solely to fluctuations in the market values of our assets.

      If we fail to satisfy the quarterly asset tests for any quarter, we will not lose our REIT qualification as a result of such failure if (i) we meet certain record keeping requirements concerning our assets and file a schedule describing the assets that caused the failure, (ii) our failure to comply with the quarterly asset tests at the close of any calendar quarter was due to reasonable cause and not willful neglect, (iii) we dispose of the assets that caused us to fail the quarterly asset test within six months of our discovery of the failure or such other time period as prescribed by the Department of the
Treasury, or we otherwise come into compliance with the quarterly assets tests within the specified time period, and (iv) we would, but for the failure, otherwise satisfy the quarterly asset tests. Relief is also provided for certain de minimis failures of the quarterly asset tests described under "Federal Income
Tax Considerations - REIT Qualification - Quarterly Asset Tests" at item 4, provided we dispose of the assets causing us to fail the asset test within six months of our discovery of the failure or such other time period as

                                       17

prescribed by the Department of the Treasury, or we otherwise come into compliance with the quarterly assets tests within the specified time period. In all cases, other than the case of a de minimis failure described in the preceding sentence, we will be subject to a tax equal to the lesser of (i)
$50,000, or (ii) an amount to be determined under future regulations that would be based on the income generated by the assets that were not qualifying assets.

      GROSS INCOME TESTS. To qualify as a REIT, generally we must meet the following gross income tests for each taxable year:

      1.    At least 75% of our gross income must be derived from the real estate sources specified in Section 856(c)(3) of the Code, including -

            (a)   Rents from real property;

            (b)   Interest income on obligations secured by mortgages on real property or on interests in real property;

            (c)   Income derived from REMIC regular or residual interests
                  (provided that if less than 95% of the REMIC's assets are
                  qualifying REIT real estate assets, determined as if we held them directly, then only a proportionate amount of the income will be qualifying income for purposes of this test);

            (d)   Gain from the disposition of qualified REIT real estate
                  assets, including mortgage loans and agency certificates
                  (other than dispositions treated as prohibited transactions, as described below);

            (e)   Income or gain from foreclosure property (as described below);

            (f)   Dividends or other distributions on, and gain from the sale of, stock in other REITs;

            (g)   Amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property (other than amounts that depend on the income or
                  profits of any person); and

            (h)   "Qualified temporary investment income" (generally, income we earn from investing new capital raised through equity
                  offerings or public debt offerings with at least a five-year term, provided we receive or accrue that income within one year of acquiring such new capital).

      2.    At least 95% of our gross income for each taxable year must be derived from sources of income specified in Section 856(c)(2) of the
            Code, which include-

            (a)   The types of gross income described in paragraph 1 above;

            (b)   Dividends;

            (c)   Interest (such as interest on agency debentures);

                                       18

            (d)   Income derived from certain hedging transactions, or gain from the disposition or termination of certain hedging
                  transactions, entered into to manage interest rate risk with respect to indebtedness incurred or to be incurred to carry real estate assets. For taxable years beginning after December
                  31, 2004, income derived from hedging transactions, and gain from the disposition of such transactions, shall be
                  disregarded for purposes of the 95% gross income test,
                  provided that such transactions were properly identified as hedging transactions under regulations issued pursuant to
                  section 1221 of the Code and provided that such transactions were entered into to manage interest rate risk with respect to indebtedness incurred, or to be incurred, to acquire or carry real estate assets; and

            (e)   Gains from the sale of stock or securities (other than sales that are prohibited transactions).

      If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under Section 856(c)(6) of the Code. Such relief will be available if we could demonstrate that our failure to satisfy the tests was due to reasonable cause and was not due to willful neglect and we file a schedule describing each item of our gross income for the year in which the failure occurred. We cannot know at this time whether we would, in all circumstances, be able to avail ourselves of the relief provided under Section 856(c)(6) of the
Code. For example, if we failed the 75% gross income test because more than 25%
of our gross income represented dividends we received from FIDAC, the IRS could determine that our failure of the test would not satisfy the reasonable cause standard. If we failed one of the tests and we were ineligible for relief, we would fail to qualify as a REIT. Moreover, even if we qualify for relief, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 75%
gross income test, or (b) the excess of (I) 95% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

      For purposes of the gross income tests, our income includes 100% of the income earned by a disregarded entity in which we hold the sole equity interest, such as a qualified REIT subsidiary or a wholly-owned trust or limited liability company. In addition, our gross income will include our allocable share of the income of any entity that is treated as a partnership for federal income tax purposes.

      Gross income we derive from the sale of property (other than foreclosure property, as described below) that we hold for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests.

      We believe that we will be able to satisfy the 95% and 75% gross asset tests because, as explained below, the income from our agency certificates will be qualifying income for purposes of both tests and income from our agency debentures will be qualifying income for purposes of

                                       19

the 95% test. We will monitor the amount of our non-qualifying income throughout the year and we will endeavor to manage our portfolio to comply with the gross income tests.

      The following paragraphs discuss some of the specific applications of the gross income tests to us.

      DIVIDENDS. The dividends we receive from FIDAC or any other corporation
(other than a qualified REIT subsidiary) in which we own an interest, will qualify for purposes of the 95% gross income test but not for purposes of the
75% gross income test. We intend to limit the amount of dividends we receive from taxable REIT subsidiaries so as to avoid failing the 75% gross income test.

      INTEREST. For purposes of both of the gross income tests, the term interest excludes any amount that is based on the income or profits of any person. Thus, interest based on net rental income from mortgaged property would not be qualifying income. We do not anticipate holding assets that would provide for such payments.

      Generally, interest on agency certificates and other mortgage-backed certificates, including any original issue discount, market discount, prepayment premiums, late payment fees, and assumptions fees, but not any amount that represents compensation for services, will be qualifying income for purposes of both gross income tests.

      FEE INCOME. Any fees that we might receive as consideration for a commitment to acquire mortgage-backed certificates would represent qualifying income for purposes of both the 75% and 95% gross income tests (provided such fees are not based on the income or profits of any person).

      HEDGING TRANSACTIONS. Generally, for any hedging transaction that we entered into prior to December 31, 2004, to manage interest rate risk associated with having incurred indebtedness to acquire or carry real estate assets, any income or gain derived from such hedging transactions is qualified income for purposes of the 95% gross income test. For hedging transactions that we enter into after December 31, 2004, we must comply with certain identification procedures set out in Treasury regulations to ensure the status of our hedging transactions as hedges for tax purposes and, as in the past, we must hedge only risk associated with debt incurred to acquire or to carry real estate assets.
Any income derived from any such properly identified transaction will not be treated as gross income for purposes of the 95% gross income test. The principal difference is that, under prior law, hedging income was qualified income for purposes of the 95% gross income test. It is now not counted as gross income for purposes of applying that test.

      RENTS FROM REAL PROPERTY. We do not intend to own any real property for the production of rental income.

      PROHIBITED TRANSACTIONS. We will incur a 100% tax on the net income we derive from a sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our trade or business. We refer to each such sale as a prohibited transaction.
Although we do not intend to engage in any prohibited transactions, whether we are considered to hold an asset for sale to customers in the ordinary course of our business is a question of fact. Section 857(b)(6)(C) of the Code sets forth certain safe harbors

                                       20

under which certain sales of property will not be considered to be prohibited transactions. We will endeavor to structure any asset sales to qualify under the safe harbors. We cannot assure you, however, that we will always be able to avoid holding assets for sale to customers in the ordinary course of business or to avail ourselves of the safe harbors.

      FORECLOSURE PROPERTY. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that we acquire as a result of having bid in the property at foreclosure, or we otherwise reduce to ownership or possession by agreement or process of law, after there has been a default or default was imminent on a lease of such property or on indebtedness secured by such property. We must, however, elect to treat the property as foreclosure property on or before the due date of our tax return for the year in which we acquire the property.
Moreover, property will not qualify as foreclosure property if we acquired the related mortgage loan at a time when default was imminent or anticipated, or if we obtained the mortgage loan as consideration for our disposition of property in a prohibited transaction.

      Because we do not anticipate holding any whole loans, we do not anticipate acquiring any foreclosure property.

      DISTRIBUTION REQUIREMENTS. We generally must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to
(1) the sum of (a) 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize
"built-in-gain" (as defined below) on disposition of any assets acquired from a
"C" corporation in a transaction in which our basis in the assets was determined by reference to the "C" corporation's basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. "Built-in-gain" is the excess of (a) the fair market value of an asset
(measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). We do not anticipate holding any assets having built-in-gain.

      We are not required to distribute our net capital gains. Rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (i) include their proportionate share of the undistributed net capital gains in income, (ii) receive a credit for their share of the federal income tax we pay and (iii) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

      DISTRIBUTION OF "EARNINGS AND PROFITS" ATTRIBUTABLE TO A "C" CORPORATION.
To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits attributable to a "C" corporation taxable year. We do not have any such earnings and profits nor do we anticipate acquiring any corporation in a transaction in which we would succeed to their earnings and profits.

      TAXATION AS A REIT. In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our taxable income or net capital gain that we distribute to our shareholders. We will pay federal income tax on taxable income, including net

                                       21

capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

          o   85% of our REIT ordinary income for such year;

          o   95% of our REIT capital gain income for such year; and

          o   any undistributed taxable income for prior periods.

      We will incur a 4% nondeductible excise tax on the excess of such required distributions over the amounts we actually distribute.

      FAILURE TO QUALIFY. If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, nor will the Code require us to make distributions. In such event, we will not be allowed to designate any distributions as capital gains dividends, and you will not receive any share of our tax preference items. In addition, distributions to most domestic noncorporate shareholders, to the extent of our current and accumulated earnings and profits, would generally be taxable at capital gains tax rates under current law. Subject to certain limitations of the federal income tax laws, domestic corporate shareholders might be eligible for the dividends received deduction.
Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT qualification for the four taxable years following the year in which we fail to qualify. We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT qualification, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

      The 2004 Act, in addition to amending the relief provisions applicable for certain failures of the annual gross income tests and adding relief provisions for failure of the quarterly asset tests, provides relief for failures of other tests imposed as a condition of REIT qualification, as long as such failures are attributable to reasonable cause and not willful neglect. A REIT would be required to pay a penalty of $50,000, however, in the case of each such failure.
The above-described changes apply for taxable years of REITs beginning after the date of enactment.

TAXATION OF U.S. SHAREHOLDERS

      For purposes of this discussion, a "U.S. shareholder" is a shareholder who is a "U.S. person." A U.S. person is a person who is:

          o   A citizen or resident of the United States;

                                       22

          o   A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

          o   An estate whose income is includible in gross income for federal income tax purposes regardless of its source; or

          o   A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

      DISTRIBUTIONS. Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset.

      Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

      Generally, dividends that we pay are taxable to you at the rates applicable to ordinary income. There are, however, three instances in which dividends we pay to you will be taxable at the rates applicable to net capital gains. First, distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, but only to the extent such distributions do not exceed our actual net capital gain for the taxable year. If we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Second, to the extent we receive dividends from a "C" corporation, such as a taxable REIT subsidiary, we will be able to designate the dividends that we pay to you as eligible for taxation at the rate applicable to net capital gains. Finally, to the extent we pay corporate level tax on income or gain in one year, such as the tax on built-in-gains, we can designate dividends as eligible for taxation at the rates applicable to net capital gains to the extent of the amount of such income in excess of the tax paid thereon. Dividends described in the preceding two sentences will generally qualify to be taxed at the rates applicable to net capital gains if you hold our common stock for more than 60 days during the
120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

      Rather than distribute our net capital gains, we may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii)
receive a credit for your share of the federal income tax we pay and (iii)
increase the basis in your stock by the difference between your share of the capital gain and your share of the credit.

                                       23

      POST YEAR-END DIVIDENDS. Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year generally are treated as if we had paid, and you had received, them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

      GAIN ON DISPOSITION. If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in our stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of
(1) any long-term capital gain dividends you receive with respect to our stock and (2) your proportionate share of any long-term capital gains that we retain.

      FAILURE TO QUALIFY. If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

          o   We will not be allowed to designate any distributions as capital gain dividends;

          o   Distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction and generally will be taxable to domestic non-corporate shareholders at rates applicable to net capital gains, so long as certain holding period
              requirements are satisfied;

          o   The excess inclusion income rules (which are described under
              "Taxable Mortgage Pools" below) will not apply to the
              distributions we make;

          o   You will not receive any share of our tax preference items; and

          o   Dividends that we declare in the last quarter of the calendar year but pay to you in January would not be treated as though we had paid them to you on the immediately preceding December 31.

      In this event, however, we could be subject to substantial federal income tax liability as a "C" corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

      INFORMATION REPORTING AND BACKUP WITHHOLDING--U.S. SHAREHOLDERS. For each calendar year, we will report to our U.S. shareholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

                                       24

          o   Are a corporation or come within another exempt category and demonstrate this fact when required; or

          o   Provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

      A U.S. shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

      Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

TAXATION OF TAX-EXEMPT ENTITIES

      The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held
REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (or UBTI), provided that:

          o   You have not incurred indebtedness to purchase or hold our stock;

          o   You do not otherwise use our stock in a trade or business
              unrelated to your exempt purpose; and

          o   We do not distribute dividends to you that are treated as
              representing excess inclusion income.

      In addition, a substantial portion of the distributions you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a
"qualified pension trust" that holds more than 10% by value of our stock at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that satisfies the requirements imposed under Section 401(a) of the Code. We will be treated as a "pension-held REIT" if
(1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust's multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than
25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) holds in the aggregate more than 50%
of our stock by value. Assuming compliance with the ownership limit provisions set forth in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

      If you are a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal taxation under Sections 501(c)(7),
(c)(9), (c)(17), or (c)(20) of the Code, respectively, then distributions received by you may also constitute UBTI. We urge you to

                                       25

consult your tax advisor concerning the applicable set aside and reserve requirements. See "Taxation of U.S. Shareholders."

FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN SHAREHOLDERS

      The discussion under this heading only applies to you if you are not a
U.S. person (hereinafter, a foreign shareholder).

      This discussion is only a brief summary of the federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisor regarding the federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

      DISTRIBUTIONS. Except for distributions designated as capital gains dividends, distributions you receive from us generally will be subject to federal withholding tax at the rate of 30%, to the extent of our current and accumulated earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your U.S. trade or business. Dividend distributions that are attributable to excess inclusion income will not be eligible for exemption from tax or any reduction in the rate of tax. If you wish to claim the benefits of an applicable tax treaty, you will need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim that our distributions are effectively connected with your U.S. trade or business, you will need to satisfy certification and other requirements such as providing Form W-8ECI. A distribution to a foreign partnership is treated, with some exceptions, as a distribution directly to the partners so that the partners are required to provide the required certifications.

      Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your federal tax liability if we subsequently determine that the distribution was, in fact, in excess of our earnings and profits. If you receive a distribution that is treated as being effectively connected with your conduct of a trade or business within the United
States, the distribution will be subject to the federal income tax on net income that applies to U.S. persons generally, and may be subject to the branch profits tax if you are a corporation.

      Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a U.S. real property interest, generally will not be subject to federal income taxation, unless:

          o   Your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

                                       26

          o   You are a nonresident alien individual who is present in the
              United States for 183 days or more in the taxable year and other requirements are met.

      Distributions that are attributable to a disposition of U.S. real property interests (which term excludes interests in mortgage loans) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property
Act of 1980, or FIRPTA, and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. We do not, however, anticipate recognizing any gain attributable to the disposition of U.S.
real property interests, as defined by FIRPTA. Existing Treasury Regulations interpreting the FIRPTA provisions of the Code could be read as imposing a withholding tax at a rate of 35% on all of our capital gain dividends even if no portion of the capital gains we recognize during the year are attributable to our disposition of a U.S. real property interest. With our taxable year beginning January 1, 2005, however, a foreign investor that does not own more than 5% of our stock at any time during the taxable year will not be subject to the FIRPTA rules with respect to any of our distributions.

      GAIN ON DISPOSITION. You generally will not be subject to federal income tax on gain recognized on a sale or other disposition of our stock unless:

          o   The gain is effectively connected with your conduct of a trade or business within the United States; or

          o   You are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met.

      Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the federal tax on net income that applies to U.S. persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

      Under FIRPTA, you could be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold U.S. real property interests in excess of certain thresholds and (2) fail to qualify as a domestically-controlled REIT. We do not expect to hold U.S. real property interests in excess of the threshold.

      INFORMATION REPORTING AND BACKUP WITHHOLDING TAX. The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as
(1) dividends subject to the 30% (or lower treaty rate) withholding tax
(discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker.
However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

                                       27

      FEDERAL ESTATE TAXES. In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of his or her death, such stock will be included in the individual's gross estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

TAXABLE MORTGAGE POOLS

      A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC or a financial asset securitization investment trust that has the following characteristics:

      1.    Substantially all (generally, more than 80%) of the assets of such entity consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

      2.    Such entity issues two or more classes of debt obligations having different maturities; and

      3.    The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

      If a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then a portion of the REIT's income will be treated as excess inclusion income and a portion of the dividends the
REIT pays to its shareholders will be considered to be excess inclusion income.
You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. shareholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

      Although we leverage our investments in agency certificates, we believe that our financing transactions do not cause any portion of our assets to be treated as a taxable mortgage pool and we do not expect that any portion of our dividend distributions will be treated as excess inclusion income.

STATE AND LOCAL TAXES

      You may be subject to state or local taxation in various jurisdictions, including those in which you transact business or reside. The state and local tax treatment that applies to you may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your tax advisor regarding the effect of state and local tax laws.

                                       28

                              PLAN OF DISTRIBUTION

      We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents.
Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. Underwriters and agents in any distribution contemplated hereby may from time to time include UBS
Securities LLC. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

      Shares may also be sold in one or more of the following transactions: (a)
block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York
Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e)
sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities

                                       29

under the Securities Act of 1933. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.

      In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

      The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by
us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

      Our common stock is listed on the New York Stock Exchange under the symbol
"NLY" and our Series A Preferred Stock is listed on the New York Stock Exchange under the symbol "NLY PrA." All other series of our preferred stock other than the Series A Preferred Stock and our Series B Preferred Stock will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.
Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees. We have a secured repurchase credit facility with UBS Securities LLC.

                                     EXPERTS

      The financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on

                                       30

Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

      The validity of the securities offered hereby is being passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP. The opinion of counsel described under the heading "Federal Income Tax Considerations" is being rendered by McKee
Nelson LLP. This opinion is subject to various assumptions and is based on current tax law.

                  WHERE YOU CAN FIND MORE INFORMATION ON ANNALY

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E, Washington, D.C. 20549.
The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is listed on the New York Stock
Exchange under the symbol "NLY" and our Series A Preferred Stock is listed on the New York Stock Exchange under the symbol "NLY PrA," and all such reports, proxy statements and other information filed by us with the New York Stock
Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad
Street, New York, New York 10005. Finally, we also maintain an Internet site where you can find additional information. The address of our Internet site is
http://www.annaly.com. All internet addresses provided in this prospectus or in any accompanying prospectus supplement are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our internet site is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any accompanying prospectus supplement or other offering materials. Accordingly, no information in our or any of these other internet addresses is included herein or incorporated or deemed to be incorporated by reference herein.

      We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We

                                       31

have filed the documents listed below with the SEC (File No. 1-13447) under the
Exchange Act, and these documents are incorporated herein by reference:

      -   Our Annual Report on Form 10-K for the year ended December 31, 2005 as filed on March 13, 2006;

      -   Our Current Report on Form 8-K filed on April 7, 2006;

      -   Our Current Report on Form 8-K filed on April 10, 2006;

      -   Our Current Report on Form 8-K filed on April 21, 2006;

      -   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on May 9, 2006;

      -   Description of our common stock included in our Registration Statement on Form 8-A, filed on October 6, 1997;

      -   Description of our Series A Preferred Stock included in our
          Registration Statement on Form 8-A, filed April 1, 2004; and

      -   Description of our Series B Preferred Stock included in our
          Registration Statement on Form 8-A, filed April 12, 2006.

      All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates (other than information in such documents that is not deemed to be filed) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of those documents. All documents we file pursuant to Sections
13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

      We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than the exhibits to such documents which are not specifically incorporated by reference herein); we will provide this information at no cost to the requester upon written or oral request to Investor Relations,
Annaly Mortgage Management, Inc., 1211 Avenue of the Americas, Suite 2902, New
York, New York 10036, telephone number (212) 696-0100.

                                       32

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                               25,000,000 SHARES

                               [GRAPHIC OMITTED]

                        ANNALY CAPITAL MANAGEMENT, INC.

                                  COMMON STOCK

                       ----------------------------------
                    P R O S P E C T U S  S U P P L E M E N T
                       ----------------------------------

                              MERRILL LYNCH & CO.

                                   CITIGROUP

                              UBS INVESTMENT BANK

                            BEAR, STEARNS & CO. INC.

                                LEHMAN BROTHERS

                            KEEFE, BRUYETTE & WOODS

                              RBC CAPITAL MARKETS

                                       , 2006
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